UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 10, 2015

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 71
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated February 10, 2015 announcing Turkcell’s Board of Directors’ resolution on the Annual General Assembly.

Istanbul, February 10, 2015

Announcement Regarding the Board of Directors’ Resolution on Annual General Assembly

Subject:  Statement made pursuant to Communique II-15.1 of the Capital Markets Board

Turkcell Board of Directors has decided to convene the Annual General Assembly Meeting of our Company pertaining to the years of 2010, 2011, 2012, 2013 and 2014 on March 26, 2015 at 10.00 am at “Turkcell Plaza, Conference Room, Meşrutiyet Cad. No: 71 Tepebaşı/İstanbul” to discuss the attached agenda.

Turkcell Board of Directors has not yet taken a resolution regarding the agenda item no. 38 “Amendment of the Articles of Association of the Company”.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

1

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.
AGENDA OF THE ANNUAL GENERAL ASSEMBLY MEETING
OF THE YEARS 2010, 2011, 2012, 2013 and 2014

1-	Opening and election of the Presidency Board;
2-	Authorizing the Presidency Board to sign the minutes of the meeting;
3-	Reading the Annual Report of the Board of Directors relating to fiscal year 2010;
4-	Reading the Statutory Auditors’ Report relating to fiscal year 2010;
5-	Reading the summary of the Independent Audit Firm’s Report relating to fiscal year 2010;
6-	Reading, discussion and approval of the Balance Sheets and Profits/Loss statements relating to fiscal year 2010;
7-	Discussion of and decision on the distribution of dividend for the year 2010 and determination of the dividend distribution date;
8-	Release of the board member, Colin J. Williams, from activities and operations of the Company pertaining to the year 2010;
9-	Release of the Statutory Auditors individually from activities and operations of the Company pertaining to the year 2010;
10-	Reading the Annual Report of the Board of Directors relating to fiscal year 2011;
11-	Reading the Statutory Auditors’ Report relating to fiscal year 2011;
12-	Reading the summary of the Independent Audit Firm’s Report relating to fiscal year of 2011;
13-	Reading, discussion and approval of the Balance Sheets and Profits/Loss statements relating to fiscal year 2011;
14-	Discussion of and decision on the distribution of dividend for the year 2011 and determination of the dividend distribution date;
15-	Release of the Board members individually from the activities and operations of the Company pertaining to the year 2011;
16-	Release of the Statutory Auditors individually from activities and operations of the Company pertaining to the year 2011;
17-	Reading the Annual Report of the Board of Directors relating to fiscal year 2012;
18-	Reading the Statutory Auditors’ Report relating to fiscal year 2012;
19-
Discussion of and approval of the election of the independent audit firm appointed by the Board of Directors pursuant to the Capital Markets Legislation for auditing of the accounts and financials of the year 2012;

20-	Reading the summary of the Independent Audit Firm’s report relating to fiscal year 2012;
21-	Reading, discussion and approval of the Balance Sheets and Profits/Loss statements relating to fiscal year 2012;
22-	Discussion of and decision on the distribution of dividend for the year 2012 and determination of the dividend distribution date;
23-	In accordance with Article 363 of TCC, submittal and approval of the Board Members Elected by the Board of Directors due to vacancies in the Board occurred in the year 2012;
24-	Release of the Board members individually from the activities and operations of the Company pertaining to the year 2012;

2

25-	Release of the Statutory Auditors individually from activities and operations of the Company pertaining to the year 2012;
26-	Reading the Annual Report of the Board of Directors relating to fiscal year 2013
27-	Reading the summary of the Independent Audit Firm’s report relating to fiscal year 2013;
28-	Reading, discussion and approval of the TCC and CMB Balance Sheets and Profits/Loss statements relating to fiscal year 2013;
29-	Discussion of and decision on the distribution of dividend for the year 2013 and determination of the dividend distribution date;
30-	Release of the Board members individually from the activities and operations of the Company pertaining to the year 2013;
31-	Reading the Annual Report of the Board of Directors relating to fiscal year 2014;
32-
Discussion of and approval of the election of the independent audit firm appointed by the Board of Directors pursuant to TCC and the Capital Markets Legislation for auditing of the accounts and financials of the year 2014;

33-	Reading the summary of the Independent Audit Firm’s report relating to fiscal year 2014;
34-	Reading, discussion and approval of the TCC and CMB Balance Sheets and Profits/Loss statements relating to fiscal year 2014;
35-	Discussion of and decision on the distribution of dividend for the year 2014 and determination of the dividend distribution date;
36-	Release of the Board members individually from the activities and operations of the Company pertaining to the year 2014;
37-
Informing the General Assembly on the donation and contributions made in the years 2011, 2012, 2013 and 2014; approval of donation and contributions made in the years 2013 and 2014; discussion of and decision on Board of Directors’ proposal concerning determination of donation limit to be made in 2015, starting from the fiscal year 2015;

38-
Subject to the approval of the Ministry of Customs and Trade and Capital Markets Board; discussion of and decision on the amendment of Articles 3, 4, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, 17, 18, 19, 21, 24, 25 and 26 of the Articles of Association of the Company;

39-	Election of new Board Members in accordance with related legislation and determination of the newly elected Board members’ term of office;
40-	Determination of the remuneration of the members of the Board of Directors;
41-
Discussion of and approval of the election of the independent audit firm appointed by the Board of Directors pursuant to TCC and the Capital Markets Legislation for auditing of the accounts and financials of the year 2015;

42-	Discussion of and approval of Internal Guide on General Assembly Rules of Procedures prepared by the Board of Directors;
43-
Decision permitting the Board Members to, directly or on behalf of others, be active in areas falling within or outside the scope of the Company’s operations and to participate in companies operating in the same business and to perform other acts in compliance with Articles 395 and 396 of the Turkish Commercial Code;

44-	Discussion of and approval of “Dividend Policy of Company” pursuant to the Corporate Governance Principles;
45-	Informing the General Assembly on the remuneration rules determined for the Board of Directors and the Senior Management, pursuant to the Corporate Governance Principles;
46-
Informing the shareholders regarding the guarantees, pledges and mortgages provided by the Company to third parties or the derived income thereof, in accordance with the Capital Markets Board regulations;

47-	Informing the shareholders on Rule No. 1.3.6 of Corporate Governance Principles;
48-	Closing.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: February 10, 2015	By:	/s/ Murat Dogan Erden
	Name:	Murat Dogan Erden
	Title:	Chief Financial Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: February 10, 2015	By:	/s/ Nihat Narin
	Name:	Nihat Narin
	Title:	Investor Relations Director